CUSIP NO. 233860204



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. __) *

                       DAIRY MART CONVENIENCE STORES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    233860204
                                 (CUSIP Number)


                             WILLIAM L. MUSSER, JR.
                           NEW FRONTIER CAPITAL, L.P.
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 207-4707
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               SEPTEMBER 26, 1996
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 233860204



                                  SCHEDULE 13D


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  NEW FRONTIER CAPITAL, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) / /
                                                                         (B) /X/
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3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                   / /

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
------------------------------------- ------------------------------------------
                           7   SOLE VOTING POWER
                               0
   NUMBER OF
     SHARES              -------------------------------------------------------
  BENEFICIALLY             8   SHARED VOTING POWER
    OWNED BY                    250,000 SHARES
      EACH               -------------------------------------------------------
    REPORTING              9   SOLE DISPOSITIVE POWER
     PERSON                     0
      WITH               -------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                                 250,000 SHARES
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            250,000 SHARES
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             8.47%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 233860204



                                  SCHEDULE 13D


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  FOUNDER CAPITAL, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) / /
                                                                         (B) /X/
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                   / /

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
                               0
   NUMBER OF
    SHARES               -------------------------------------------------------
  BENEFICIALLY             8   SHARED VOTING POWER
    OWNED BY                    250,000 SHARES
      EACH               -------------------------------------------------------
    REPORTING              9   SOLE DISPOSITIVE POWER
     PERSON                     0
      WITH               -------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                                 250,000 SHARES
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            250,000 SHARES
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             8.47%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            PN

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 233860204



                                  SCHEDULE 13D


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  WILLIAM L. MUSSER, JR.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) / /
                                                                         (B) /X/
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                   / /

------------------------------------ -------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
                               0
   NUMBER OF
     SHARES              -------------------------------------------------------
  BENEFICIALLY             8   SHARED VOTING POWER
    OWNED BY                    250,000 SHARES
      EACH               -------------------------------------------------------
    REPORTING              9   SOLE DISPOSITIVE POWER
     PERSON                     0
      WITH               -------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                                 250,000 SHARES
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            250,000 SHARES
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             8.47%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 233860204




Item 1.           Security and Issuer.

                  This statement relates to the Class A Common Stock, $.01 par value, of Dairy Mart Convenience Stores, Inc. (the "Company"). The address of the Company's principal executive offices is One Vision Drive, Enfield, Connecticut 06082.

Item 2.           Identity and Background.

                  This Statement is filed by New Frontier Capital, L.P. ("New Frontier").

                  New Frontier is a Delaware limited partnership whose principal business is investing in a portfolio of equity.

                  Founder Capital, L.P. ("Founder Capital") is a Delaware limited general partnership and is the general partner of New Frontier. Founder Capital has no business activities other than acting as New Frontier's general partner. The general partner of Founder Capital is William L. Musser, Jr.

                  The address of the principal business and principal office of New Frontier, Founder Capital and William L. Musser, Jr. is 919 Third Avenue, New York, New York 10022.

                  The present principal occupation and employment of William L. Musser, Jr., who is a citizen of the United States, is as the General Partner of Founder Capital.

                  During the last five years, neither New Frontier, Founder Capital, nor William L. Musser, Jr. has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither New Frontier, Founder Capital, nor William L. Musser, Jr. has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  New Frontier has used $1,366,692.38 of its working capital to acquire 250,000 shares of the Company's Class A Common Stock, $.01 par value.
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CUSIP NO. 233860204



Item 4.           Purpose of Transaction.

                  New Frontier acquired the 250,000 shares of the Company's Class A Common Stock in the ordinary course of New Frontier's business for investment purposes.

                  Neither New Frontier, Founder Capital, nor William L. Musser, Jr. has any plans or proposals which relate to or would result in:

                  (a) the acquisition by any person of additional securities of the issuer or the disposition of securities of the Company, except that New Frontier, Founder Capital and/or William L. Musser, Jr. may, from time to time, in furtherance of New Frontier's investment program, acquire or dispose of one or more shares of the Company's Class A Common Stock, $.01 par value, or any other securities of the issuer;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                  (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of the issuer;

                  (f) any other material change in the issuer's business or corporate structure;

                  (g) any change in the issuer's charter, by-laws or instruments relating thereto or other actions which may impede the acquisition of control of the issuer by any person;

                  (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j) any action similar to those enumerated above.


Item 5.           Interest in Securities of the Issuer.
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CUSIP NO. 233860204



                  New Frontier directly owns 250,000 shares of the Company's Class A Common Stock, $.01 par value, which constitutes beneficial ownership of approximately 8.47% of the outstanding shares of the Company's Class A Common Stock. The power to vote or to dispose of, or to direct the voting or disposal of, any such Class A Common Stock held by New Frontier is vested in Founder Capital as general partner of New Frontier. William L. Musser, Jr. is the general partner of Founder Capital.

                  Accordingly, for purposes of Schedule 13D, New Frontier, Founder Capital and William L. Musser, Jr. may each be deemed to share the power to dispose or to direct the disposition with respect to the securities covered by this Statement and therefore each may be deemed to be a beneficial owner with respect to such securities.

                  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, New Frontier, Founder Capital, William L. Musser, Jr. hereby declare that the filing of this Statement shall not be construed as an admission that any person other than New Frontier is the beneficial owner of any securities covered by this Statement.

                  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

                  In the sixty days preceding such sale, New Frontier did not effect any transactions in the Company's Class A Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Neither New Frontier, Founder Capital nor William L. Musser, Jr. is party to any contract, arrangement, understanding or relationship specifically relating to any securities of the Company.


Item 7.           Material to be Filed as Exhibits.

                  None.



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CUSIP NO. 233860204


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement, which is being filed on behalf of each of the undersigned, is true, complete and correct.

Dated:   January 20, 1997
                                             NEW FRONTIER CAPITAL, L.P.
                                             By      Founder Capital, L.P.
                                                     General Partner


                                             By /s/ William L. Musser, Jr.,
                                                --------------------------------
                                                   William L. Musser, Jr.,
                                                   General Partner